UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Vital Images, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92846N104

(CUSIP Number of Common Stock Underlying Class of Securities)

Ian Nemerov

Vice President, General Counsel and Secretary

Vital Images, Inc.

5850 Opus Parkway, Suite 300

Minnetonka, Minnesota 55343

(952) 487-9500

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

W. Morgan Burns

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

(612) 766-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$213,000	$15.19

* Calculated solely for purposes of determining the filing fee.  The calculation of the transaction valuation assumes that all options to purchase 406,000 shares of common stock that are eligible to participate in this offer will be purchased by the issuer.  These options have an aggregate value of $213,000, calculated based on 80% of the amount determined by the Black-Scholes option pricing model. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the transaction value, and has been previously paid.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15.19	Filing Party: Vital Images, Inc.
Form or Registration No.: Schedule To-I, File No. 005-53003	Date Filed: February 22, 2010

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2010, amends the Tender Offer Statement on Schedule TO filed with the SEC on February 22, 2010 (the “Schedule TO”) and relates to an offer by Vital Images, Inc. (the “Company”) to purchase for cash certain outstanding stock options granted under the Company’s 1997 Stock Option and Incentive Plan, as amended, and its 2006 Long Term Incentive Plan, as amended, as set forth in the Offer to Purchase dated February 22, 2010 (the “Offer to Purchase”), and upon the terms and subject to the conditions set forth in the Offer to Purchase.

This Amendment is made to amend the Offer to Purchase, the Form of Election Form and the Form of Withdrawal Notice (Exhibits (a)(1), (a)(4) and (a)(5), respectively). Other than as amended by this Amendment, all other terms of the Schedule TO remain the same.

Item 12.         Exhibits.

Exhibit Number	Description
(a)(1)	Offer to Purchase for Cash Outstanding Employee Stock Options with an Exercise Price Equal to or Greater than $25.00, dated February 22, 2010.*
(a)(2)	Form E-mail to Eligible Employees Announcing the Tender Offer.**
(a)(3)	Form E-mail to Eligible Employees Distributing Election and Withdrawal Forms.**
(a)(4)	Form of Election Form.*
(a)(5)	Form of Withdrawal Notice.*
(a)(6)	Employee Meeting Presentation.**
(a)(7)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009 (incorporated herein by reference).
(a)(8)	Definitive Proxy Statement on Schedule 14A for our 2009 Annual Meeting of Shareholders, filed with the SEC on April 2, 2009 (incorporated herein by reference).
(a)(9)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on May 11, 2009 (incorporated herein by reference).
(a)(10)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (incorporated herein by reference).
(a)(11)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 filed with the SEC on November 9, 2009 (incorporated herein by reference).
(a)(12)	Current Report on Form 8-K filed with the SEC on August 14, 2009 (incorporated herein by reference).
(a)(13)	Current Report on Form 8-K filed with the SEC on December 14, 2009 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)	Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Form 10 filed with the SEC on March 13, 1997).
(d)(2)

1997 Stock Option and Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.11 to the Company’s Form 10 filed with the SEC on March 13, 1997 and Exhibit 99.9 to the Company’s Registration Statement on Form S-8 filed with the SEC on May 23, 2005).

(d)(3)

1997 Director Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.12 to the Company’s Form 10 filed with the SEC on March 13, 1997 and Exhibit 99.14 to the Company’s Registration Statement on Form S-8 filed with the SEC May 23, 2005).

(d)(4)	2006 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2006).

(d)(5)

Form of Change in Control Agreement between the Company and Steven P. Canakes (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 30, 2001).

(d)(6)

Employment Agreement dated September 8, 2005 by and between the Company and Steven P. Canakes (incorporated herein by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2005).

(d)(7)

Change in Control Agreement dated May 16, 2005 by and between the Company and Michael H. Carrel (incorporated herein by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on May 19, 2005).

(d)(8)

Employment Agreement dated January 12, 2008 by and between the Company and Michael H. Carrel (incorporated herein by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008).

(d)(9)

Employment Agreement dated January 12, 2008 by and between the Company and Peter J. Goepfrich (incorporated herein by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008).

(d)(10)

Employment Agreement dated August 5, 2008 by and between the Company and Vikram Simha (incorporated herein by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 16, 2009).

(d)(11)

Change in Control Agreement dated August 5, 2008 by and between the Company and Vikram Simha (incorporated herein by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 16, 2009).

(g)	Not applicable.
(h)	Not applicable.

*      Filed herewith.

**   Exhibit previously filed with the Schedule TO on February 22, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITAL IMAGES, INC.

Date: February 26, 2010	By:	/s/ Michael H. Carrel
Michael H. Carrel
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Offer to Purchase for Cash Outstanding Employee Stock Options with an Exercise Price Equal to or Greater than $25.00, dated February 22, 2010.*
(a)(2)	Form E-mail to Eligible Employees Announcing the Tender Offer.**
(a)(3)	Form E-mail to Eligible Employees Distributing Election and Withdrawal Forms.**
(a)(4)	Form of Election Form.*
(a)(5)	Form of Withdrawal Notice.*
(a)(6)	Employee Meeting Presentation.**
(a)(7)	Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 16, 2009 (incorporated herein by reference).
(a)(8)	Definitive Proxy Statement on Schedule 14A for our 2009 Annual Meeting of Shareholders, filed with the SEC on April 2, 2009 (incorporated herein by reference).
(a)(9)	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009 filed with the SEC on May 11, 2009 (incorporated herein by reference).
(a)(10)	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 filed with the SEC on August 10, 2009 (incorporated herein by reference).
(a)(11)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 filed with the SEC on November 9, 2009 (incorporated herein by reference).
(a)(12)	Current Report on Form 8-K filed with the SEC on August 14, 2009 (incorporated herein by reference).
(a)(13)	Current Report on Form 8-K filed with the SEC on December 14, 2009 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)	Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Form 10 filed with the SEC on March 13, 1997).
(d)(2)

1997 Stock Option and Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.11 to the Company’s Form 10 filed with the SEC on March 13, 1997 and Exhibit 99.9 to the Company’s Registration Statement on Form S-8 filed with the SEC on May 23, 2005).

(d)(3)

1997 Director Stock Option Plan, as amended (incorporated herein by reference to Exhibit 10.12 to the Company’s Form 10 filed with the SEC on March 13, 1997 and Exhibit 99.14 to the Company’s Registration Statement on Form S-8 filed with the SEC May 23, 2005).

(d)(4)	2006 Long Term Incentive Plan (incorporated herein by reference to Exhibit 10.19 to the Company’s Current Report on Form 8-K filed with the SEC on May 9, 2006).
(d)(5)

Form of Change in Control Agreement between the Company and Steven P. Canakes (incorporated herein by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on March 30, 2001).

(d)(6)

Employment Agreement dated September 8, 2005 by and between the Company and Steven P. Canakes (incorporated herein by reference to Exhibit 99.7 to the Company’s Current Report on Form 8-K filed with the SEC on September 12, 2005).

(d)(7)

Change in Control Agreement dated May 16, 2005 by and between the Company and Michael H. Carrel (incorporated herein by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the SEC on May 19, 2005).

(d)(8)	Employment Agreement dated January 12, 2008 by and between the Company and Michael H. Carrel (incorporated herein by reference to Exhibit 10.13 to the Company’s

Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008).
(d)(9)

Employment Agreement dated January 12, 2008 by and between the Company and Peter J. Goepfrich (incorporated herein by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 17, 2008).

(d)(10)

Employment Agreement dated August 5, 2008 by and between the Company and Vikram Simha (incorporated herein by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 16, 2009).

(d)(11)

Change in Control Agreement dated August 5, 2008 by and between the Company and Vikram Simha (incorporated herein by reference to Exhibit 10.19 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the SEC on March 16, 2009).

(g)	Not applicable.
(h)	Not applicable.

*      Filed herewith.

**   Exhibit previously filed with the Schedule TO on February 22, 2010.